Nasdaq: BHST – FSE:8MV

BioHarvest Announces Results of Annual General and Special Meeting

Rehovot, Israel – July 2, 2025 - BioHarvest Sciences Inc. (NASDAQ: BHST) (FSE: 8MV0) (“BioHarvest” or the “Company”), a company pioneering its patented Botanical Synthesis technology platform, today announced the results of the Company’s annual general and special meeting of shareholders (the “AGSM”) held on June 26, 2025.  At the AGSM, shareholders approved all motions put forth, including the passing of a special resolution amending the existing articles of the Company, to divide the board of directors into three classes, with three-year staggered terms (details are described in the Information Circular filed on SEDAR+). The shareholders elected Jake Fiddick and Anne Binder as a Class I directors to hold office until the next annual general meeting.  David Tsur and Sharon Malka were elected as Class II directors to hold office until the 2027 annual general meeting, and Zaki Rakib and Vivien Rakib were elected as Class III directors to hold office until the 2028 annual general meeting. The shareholders also approved the appointment of Ziv Haft, Certified Public Accountants (Isr.), a BDO Member Firm, as the auditors of the Company. In addition, the Company’s Equity Incentive Compensation Plan was confirmed and approved

About BioHarvest Sciences Inc.

BioHarvest Sciences Inc. (NASDAQ: BHST) (FSE: 8MV) is a leader in Botanical Synthesis, leveraging its patented technology platform to grow plant-based compounds, without the need to grow the underlying plant. BioHarvest is leveraging its botanical synthesis technology to develop the next generation of science-based and clinically proven therapeutic solutions within two major business verticals; as a contract development and manufacturing organization (CDMO) on behalf of customers seeking novel plant-based compounds, and as a creator of proprietary nutraceutical health and wellness products, which includes dietary supplements. To learn more, please visit www.bioharvest.com.

Forward-Looking Statements

Information set forth in this news release might include forward-looking statements that are based on management's current estimates, beliefs, intentions, and expectations, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. All forward-looking statements are inherently uncertain and actual results may be affected by a number of material factors beyond our control. Readers should not place undue reliance on forward-looking statements. BHST does not intend to update forward-looking statement disclosures other than through our regular management discussion and analysis disclosures.

This release has been reviewed and approved by Dave Ryan, VP Investor Relations, who accepts responsibilities for its contents.

BioHarvest Corporate Contact:

Dave Ryan, VP Investor Relations

+1 (604) 622-1186

info@bioharvest.com